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                                                                    EXHIBIT 4(f)


                  TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS
                           CONTRACT NO. 3500/095-96-TB

       CONTRACT FOR FUNDS TRANSFER FOR DETERMINED TERM, WITH REIMBURSEMENT
      OF EXPENSES, BETWEEN TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS AND
                 TELECOMUNICACOES DE MINAS GERAIS S.A. - TELEMIG

TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS, a private and public joint stock company, linked to the Ministry of Communications, with headquarters in the City of Brasilia, Federal District, enrolled at the CGC [General Taxpayer registry of the Ministry of Finances] under NO. 00.336.701/0001-04, hereinafteR called Telebras, represented in this act in accordance with its Articles of Incorporation; and

TELECOMUNICACOES DE MINAS GERAIS S.A. - TELEMIG, with headquarters in the City of Belo Horizonte, State of Minas Gerais, enrolled at the CGC under NO. 17.184.201/0001-99, hereinafter called Telemig, represented in this act in accordance with its Articles of Incorporation;

         WHEREAS Telebras contracted with the EXPORT DEVELOPMENT CORPORATION, hereinafter called EDC, a foreign financing in the amount of US$ 38,000,000.00 [thirty eight million United States dollars];

         WHEREAS that the contracted resources were foreseen, in its totality, for the purchase of goods and services for the implantation and expansion of the Mobile Cellular Telephone System in the State of Minas Gerais;

         WHEREAS that the 919th REDIR dated December 10th, 1996 approved the transfer of the resources to Telemig:

         Have agreed to execute this present contract, under the following clauses and conditions:

CLAUSE ONE.- OF THE OBJECT

1.1) By this present Instrument, Telebras obliges itself to transfer to Telemig on December 19th, 1996, the global amount of US$ 38,000,000.00 [thirty eight million United States dollars], equivalent on this date to R$ 39,459,200.00 [thirty nine million, four hundred and fifty nine thousand and two hundred Reais];

CLAUSE TWO.- OF THE APPLICABLE DOCUMENTS

2.1)     The following documents shall be an integrating part of this Contract:

         Annex I.- Loan Agreement between Telebras and EDC;
         Annex II.- Disbursement Procedures Agreement

CLAUSE THREE. - OF THE TERM.

3.1) The original term for transfer/ financing is for 06 [six] years, counted from December 10th, 1996 on;

CLAUSE FOUR.- OF THE FINANCIAL CHARGES

4.1) The amounts transferred shall be subject to the financial charges described below:

4.1.1) INTEREST RATE: 1.0% p.a. [one percent per annum] over the 06 [six] moths LIBOR, on the unpaid balance;

4.1.2)   TAXES AND TRIBUTES: On account of Telemig;


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4.1.3)   COMMITMENT FEE: 0.5% p.a. over the unpaid balances of the principal from the date of the signature of the Contract on December 10th 1996 until the effective liberation;

4.1.4)   ADMINISTRATION FEE: 0.875% over the total amount of the operation;

4.1.5)   EXPOSURE FEE: 3.89% Over the amount of each disbursement;

4.1.6) GENERAL EXPENSES: Limited in 0.1% of the amount of the operation, enclosing also those incurred in Reais and in foreign currency.

4.1.7)   TRANSFER FEE: 0.5% p.a. over the debtor balance of the principal.

CLAUSE FIVE.- OF THE PAYMENTS

5.1) The payment of the principal, financial charges and accessories shall be made in according to the following:

5.1.1) AMORTIZATION OF THE PRINCIPAL: In twelve [12] half-yearly, equal and consecutive installments, the first one maturing on June 15th, 1997;

5.1.2)   OF THE INTERESTS: half-yearly due;

5.1.3)   TAXES AND TRIBUTES: when collected by Telebras;

5.1.4)   COMMITMENT FEE: jointly with the payment of interests;

5.1.5) ADMINISTRATION FEE: in a sole installment, payable up to thirty [30] days after the signature of the contract, but not before the issuance of the certificate of register by the "Banco Central do Brasil" [Brazil's Central Bank];

5.1.6)   EXPOSURE FEE: thirty [30] days after the disbursement notice;

5.1.7)   GENERAL EXPENSES: when collected by Telebras;

5.1.8)   TRANSFER FEE: Payable every month.

5.2) It shall be the incumbency of Telemig the payment, through Telebras, in the proportion of the amounts transferred to Telemig, of all principal and accessory obligations assumed by Telebras by the signature of the FINANCING CONTRACT [annexes I and II], as well all other expenses derived from the remittance of the funds in accordance with the legislation then in force;

5.3) The amount of each payment to be made by Telemig to Telebras, must be available [01] one working day before the effective exchange closure by Telebras;

5.4) It shall be Telemig's responsibility the payment of the exchange variation, eventually suffered, in the period comprised between the date of remittance to Telebras and the effective remittance of the moneys by Telebras abroad, referring to the amounts to be transferred;

5.5) Telemig shall make the payment of the amounts related to the exchange variation, above referred in Item 5.4, immediately, after its communication by Telebras.

5.6) If Telemig does not make the remittances above referred, nor settle, in the respective maturities its obligations derived from this contract, and if Telebras has to comply with the same, this settlement shall be made by order, account and risk of Telemig which shall be obliged, before Telebras, to reimburse the amounts paid by the same.


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CLAUSE SIX. - OF THE CULPABLE DEFAULT

6.1) The non fulfillment of the obligations assumed by Telemig, either related to the principal or the accessories, in the agreed terms, shall allow Telebras to collect default charges on the base of 1% [one per cent] per months, above the maximum charges foreseen in the Annexes I and II, and Telebras may declare the accelerated maturity of this contract, and request the immediate payment of the amounts overdue and still to mature.

CLAUSE SEVEN. - OF THE OBLIGATIONS

7.1) It is Telebras' obligation to send to Telemig, in up to 10 [ten] working days before the date of each maturity, the amount of charges and amortization of the principal and the statement of the amounts to be made available. The exchange parity rate for conversion of the amounts in United States of America dollar is the selling exchange rate.

CLAUSE EIGHT. - OF THE GENERAL DISPOSITIONS

8.1) It shall not be used as precedent, novation or renounce of the rights assured to Telebras, by law of through this present Contract, the tolerance regarding eventual non compliances or infractions of the debtor, related to the conditions here stipulated;

CLAUSE NINE. - OF THE VENUE

9.1)     The venue of this present contract is the City of Brasilia, Federal
         District.

And having agreed upon, the Parties sign this present instrument in 03 [three] copies with the same tenor and form, for this sole purpose, in the presence of the witnesses below signing.

Brasilia, December 12th 1996

Telebras

Telemig

Witnesses

TELEBRAS-CONTR-3500-95


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